

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2021

Cong (Kenny) Li
Chief Executive Officer
Onion Global Ltd
No. 309 3-05 Huangfu Avenue Zhong
Tianhe District, Guangzhou City, Guangdong Province
People's Republic of China

> **Re: Onion Global Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted January 20, 2021**
> **CIK No. 0001829949**

Dear Mr. Li:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted January 20, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating Activities, page 97

1. Please revise the second paragraph on page 97 to indicate that you generated cash from operating activities during the six months ended June 30, 2019 rather than used cash in operating activities during this period.

Industry, page 106

2.   We note your disclosure on page 115 that states that you are the fifth largest among all cross-border e-commerce platforms in China. We also note your response to our prior comment 11 that your "product and service revenues generated outside of China accounted for less than 1% of [your] total product and service revenues for the year ended December 31, 2018 and 2019 and for the six months ended June 30, 2020." Please tell us how you define "cross-border," how the CIC report defines "cross-border" for you and for the 30 other companies included in the cross-border e-commerce space, and please revise your disclosure throughout to include the applicable definition in each instance where you mention your status as a "cross-border" e-commerce company. In addition, your disclosure on page 115 says that you are the fifth largest of such platforms that offer lifestyle brands. Please also indicate how you have defined the space in which you are the fifth largest, and whether it is limited to e-commerce platforms that offer only a specific type of product or operate in a specific region. Please add a specific definition each place that you discuss your position as fifth largest in the industry.

Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-22

3.   We note your response to our prior comment 16. Please revise your accounting policy disclosures to explain how you account for cash incentives to O' Partners for their product promotion efforts and for costs of offline events to which you invite O' Partners and KOCs. Also, revise to disclose the amounts of each type of incentive and promotional items that have been reflected in your consolidated financial statements during each period presented.

     You may contact Blaise Rhodes at (202) 551-3774 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Li He